SO 12/1/04

04013351

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED NOV 3 0 2004 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arthurs, Lestrange & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1405 McFarland Road
(No. and Street)

Pittsburgh, PA (City) (State) 15216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen C. Valotta 412-306-1742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800, Pittsburgh, PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen C. Valotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthurs, Lestrange & Company, Incorporated, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Lynn A. Kunz, Notary Public
Mt. Lebanon Twp., Allegheny County
My Commission Expires Sept. 27, 2007

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Arthurs, Lestrange & Company, Incorporated
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Arthurs, Lestrange & Company, Incorporated** (a wholly owned subsidiary of ALCO Holding, Inc.) as of September 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of **Arthurs, Lestrange & Company, Incorporated's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Arthurs, Lestrange & Company, Incorporated** at September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

October 28, 2004

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and Cash Equivalents	$	231,684
Receivable From Broker-Dealers and Clearing Organization		56,960
Securities Owned - At Market Value		3,382,239
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $291,000		115,501
Other Assets		405,145
Total Assets	$	4,191,529

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	2,354,304
Stockholder's Equity		
Common Stock - No Par Value; 1,000 Shares Authorized; 100 Shares Issued and Outstanding		1,742,190
Retained Earnings		95,035
Total Stockholder's Equity		1,837,225
Total Liabilities and Stockholder's Equity	$	4,191,529

The accompanying notes are an integral part of these financial statements.

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2004

REVENUES	
Investment Banking	$ 4,345,418
Commissions	1,931,497
Investment Advisory Fees	791,912
Net Dealer Inventory Trading Profits	773,084
Mutual Fund Distributions	682,806
Other	130,536
Interest and Dividends	49,630
Total Revenues	8,704,883
EXPENSES	
Employee Compensation and Benefits	4,629,355
Commissions	1,351,501
Management Fees	884,000
Other	510,107
Communications	324,711
Clearing Charges	315,783
Occupancy and Equipment Rentals	294,067
Office and Computer	252,077
Professional Fees	72,989
Regulatory Fees	50,738
Interest	6,336
Total Expenses	8,691,664
Net Income	$ 13,219

The accompanying notes are an integral part of these financial statements.

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances at October 1, 2003	$ 1,742,190	$ 81,816	$ 1,824,006
Net Income	0	13,219	13,219
Balances at September 30, 2004	$ 1,742,190	$ 95,035	$ 1,837,225

The accompanying notes are an integral part of these financial statements.

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2004

OPERATING ACTIVITIES		
Net Income	$	13,219
Noncash Items Included in Net Income		
Depreciation		50,039
Changes In		
Receivable From Broker-Dealer and Clearing Organization		1,001,606
Securities Owned		(2,231,345)
Other Assets		(258,879)
Accounts Payable, Accrued Expenses, and Other Liabilities		1,315,755
Securities Sold, Not Yet Purchased		(25,000)
Net Cash and Cash Equivalents From Operating Activities		(134,605)
INVESTING ACTIVITIES		
Cash Payments for the Purchase of Equipment		(34,011)
Net Decrease in Cash and Cash Equivalents		(168,616)
Cash and Cash Equivalents - Beginning		400,300
Cash and Cash Equivalents - Ending	$	231,684
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid for Interest	$	6,336

The accompanying notes are an integral part of these financial statements.

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Arthurs, Lestrange & Company, Incorporated (the Company) is a wholly owned subsidiary of ALCO Holding, Inc. (the Parent). The Company was incorporated in October 2002 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc.

The Company maintains several offices throughout Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. The Company executes principal (proprietary) and agency (customer) securities transactions, performs underwritings and provides investment banking services.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These financial statements of Arthurs, Lestrange & Company, Incorporated are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Securities Transactions

The Company is associated with Correspondent Services Corporation, a wholly owned subsidiary of National Financial Services, LLC, a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

Investment Banking

Investment banking revenue is recognized as follows: management fees and underwriting fees at the time the underwriting is completed and income is reasonably determinable, and sales concessions on the settlement date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions principally relate to the valuation of securities owned and affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed the limits. The Company has not experienced any losses associated with these balances.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement-date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Depreciation is provided on a straight-line basis using estimated useful lives ranging from two to seven years. Depreciation expense for the year ended September 30, 2004, amounted to approximately $50,000.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its Parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through National Financial Services, LLC. At September 30, 2004, amounts receivable from and payable to National Financial Services, LLC consisted of the following:

	Receivable	Payable
Management Fees, Financial Advisory Fees, and Commissions	$ 56,960	$ 0
Securities Delivered	0	702,130
	$ 56,960	$ 702,130

NOTE 4 – OTHER ASSETS

Included within the caption "other assets" on the statement of financial condition is approximately $352,000 of notes receivable from several employees. Each loan earns interest at the "applicable federal rate" compounded on a quarterly basis (2.32% at September 30, 2004). The loans mature in various years ending in December 2009. In accordance with the terms of loan agreements, each year a certain portion of the loan is to be forgiven as certain conditions are met.

NOTE 5 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned at September 30, 2004, consist of trading and investment securities at market values as presented below:

	Owned
Federal, State and Municipal Obligations	$ 2,657,977
Corporate Stocks and Obligations	724,262
	$ 3,382,239

The clearing and depository operations of the Company's securities transactions are provided by National Financial Services, LLC. At September 30, 2004, substantially all securities owned, reflected in the statements of financial condition, are positions with this broker-dealer.

The Company's proprietary securities transactions are recorded on a settlement date basis. At September 30, 2004, the contractual amount of unsettled proprietary purchases and sales were approximately $27.1 million and $29.2 million, respectively. All unsettled trades were closed subsequent to September 30, 2004.

NOTE 6 – RETIREMENT PLAN

The Parent maintains a defined contribution profit sharing plan, which covers all employees of its Parent and related subsidiaries who meet the plan's eligibility requirements. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, qualifying employees may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Company can elect to make a matching contribution of participating employees' deferrals. The Company contributed $110,000 to the plan for the year ended September 30, 2004.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with its Parent, through which the Company obtains various administrative services, facilities use, and management services. The management fees charged to the Company are based upon a percentage of operating results, as well as certain discretionary charges. Management fees incurred during the year ended September 30, 2004 were $884,000 and no management fees were payable to the Parent at September 30, 2004.

NOTE 8 – LEASING ARRANGEMENTS

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2007. The leases are classified as operating leases. For the fiscal year end September 30, 2005, the leases call for monthly base rents of approximately $12,000 through December 31, 2004 and $8,000 thereafter. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended September 30, 2004, rent expense under the leases was approximately $294,100.

In October 2004, the Company relocated its principal offices and operations center to a facility owned by the Parent. The Company's cost for the use of offices and facilities will be included in its management fees to the Parent.

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of September 30, 2004, for each of the next three years are:

Year Ending September 30,	
2005	$ 80,100
2006	36,200
2007	16,500
	$ 132,800

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At September 30, 2004, the Company's net capital under the uniform net capital rule was approximately $1.2 million, which exceeded the minimum capital requirements by approximately $950,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2004 was 1.38 to 1.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's business involves the participation in underwriting activities, primarily with public entities in the state of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes securities sales transactions with customers.

Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction. Credit risk is eliminated through a transaction closing at which time funds are exchanged for the underwritten securities. At September 30, 2004, the contractual amount of both committed underwriting purchases and sales was approximately $31 million.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with the activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At September 30, 2004 the contractual amount of unsettled customer purchases and sales were approximately $2.2 and $1.7 million, respectively. All unsettled trades were closed subsequent to September 30, 2004, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. No off-balance-sheet credit risk exists with respect to customer securities, and collateral is not obtained.

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
(A Wholly Owned Subsidiary of ALCO Holding, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2004

Net Capital	
Stockholder's Equity	$ 1,837,225
Deductions	
Nonallowable Assets:	
Receivables	(363,786)
Furniture and Equipment - Net	(115,501)
Other Assets	(41,759)
Haircuts on Securities Owned	(120,829)
	(641,875)
Net Capital	$ 1,195,350
Aggregate Indebtedness	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 1,652,174
Ratio of Aggregate Indebtedness to Net Capital	
Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtedness or $250,000)	$ 250,000
Net Capital in Excess of Amount Required	945,350
Net Capital	$ 1,195,350
Ratio of Aggregate Indebtedness to Net Capital	1.38 to 1

NOTE: The above calculation does not differ materially from the Company's computation of net capital under Rule 15c3-1 as of September 30, 2004, which was filed, as amended, with the National Association of Security Dealers, Inc. on November 17, 2004.

See independent auditors' report.

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Arthurs, Lestrange & Company, Incorporated
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Arthurs, Lestrange & Company, Incorporated** (the Company) (a wholly owned subsidiary of ALCO Holding, Inc.) for the year ended September 30, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practice and procedures followed by **Arthurs, Lestrange & Company, Incorporated** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vavrinek, Vavrinek & Co. LLC

October 28, 2004